Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 AUG 13

FACSIMILE

82-1565

02049266

To:	E OF INTERNATIONAL CORPORATE FINANCE
Comp	ITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimi	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	14 August, 2002
SUBJECT:	Preliminary Final Report
No of Pages:	34 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Attachs.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

14 August 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

PRELIMINARY FINAL REPORT

In accordance with Listing Rule 4.3 please find enclosed letter from the Managing Director and Preliminary Final Report (Appendix 4B).

Yours sincerely

HELEN GOLDING
Company Secretary

Attachs.

BURNS, PHILP & COMPANY LIMITED

RESULTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

The Directors are pleased to present their comments on the highlights for the year under review together with an overview of operations and financial results.

Burns Philp, an Australian-based food company, is involved in a number of businesses including the production of fresh and dry bakers' yeast for commercial bakeries, dry yeast for consumer use in homebaking and the manufacture and distribution of bakery ingredients, industrial vinegar and yeast extracts. In addition, the Group blends, markets and distributes herbs and spices in North America.

HIGHLIGHTS

Year ended	30 June 2002 A$ million	30 June 2001 A$ million	Change %
Sales	**1,391.6**	1,421.6	(2.1%)
Trading EBITDA before significant adjustments	**294.5**	261.9	12.4%
Significant adjustments:			
- Provision for closure of Oakland plant	**(25.1)**	-	N/A
- Provision for amounts due from Kmart USA	**(10.1)**	-	N/A
Trading EBITDA	**259.3**	261.9	(1.0%)
Depreciation	**(60.6)**	(64.9)	6.6%
Amortisation of goodwill and identifiable intangibles	**(11.9)**	(11.6)	(2.3%)
Trading EBIT	**186.8**	185.4	0.8%
Net Interest Expense	**(65.9)**	(82.8)	20.4%
Income Tax			
Before recognition of US future income tax benefit	**(19.3)**	(12.1)	(59.5%)
US future income tax benefit recognised	**47.9**	-	N/A
Total income tax benefit/(expense)	**28.6**	(12.1)	N/A
Outside Equity Interests	**(3.3)**	(2.0)	(65.0%)
Net profit attributable to members of Burns, Philp & Company Limited	**146.2**	88.5	65.2%
Total Shareholders' Funds	**479.5**	277.9	72.5%

EBITDA, EBIT and net profit were up on last year and in line with forecasts before adjusting for significant items. The improved results were due to a combination of margin improvements, cost reduction initiatives and profit enhancement projects implemented during this and the preceding two years.

The initiatives by management across all operations to improve profitability, and the continued growth in developing markets, led to increased earnings. Over the year the Group encountered difficult trading conditions in some markets, in particular in Turkey and South America. The financial performance emphasizes the underlying strength and diversity of the Group's global yeast business.

BURNS, PHILP & COMPANY LIMITED

RESULTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

The increase in Shareholders' Funds from $277.9 million to $479.5 million, reflected the satisfactory trading result (including the $47.9 million tax benefit) and the capital raising that accompanied our August 2001 refinancing ($240 million). These were partially offset by the unfavourable movement in our foreign currency translation reserve primarily due to the devaluation of the Argentine peso ($151 million).

The Group invested approximately $82 million on capital expenditure during the year, the majority of this being invested in profit enhancement programs. Major projects included the rationalization of the Group's yeast manufacturing operations in Argentina, and expansion of yeast production capacity in Portugal, Germany, India and China. Further rationalisation, and productivity improvements in our herbs and spices operation provided immediate material cost reductions. We also enjoyed the benefits flowing from other projects completed during the years ended 30 June, 2000 and 2001.

On 13 August 2001 the Group refinanced its senior debt. In addition the Group raised $240 million of new equity through the issuance of approximately 799 million converting preference shares and bought back approximately $266 million of outstanding 7.5% Notes. The result of these transactions was that the Group strengthened its balance sheet, obtained long-term funding and achieved the financial flexibility to continue to develop the business.

On 5 June 2002, the Group announced that it had entered into a preliminary agreement with Kraft Foods International Inc. to acquire its Fleischmann's yeast and industrial bakery ingredients business in South America. The agreement is conditional upon the negotiation of a sale and purchase agreement as well as approval of the board of Kraft Foods Inc.

On 21 June 2002, the Group raised US$400 million of new senior subordinated debt in the US. This debt has a term of 10 years, maturing in 2012. As part of this fund raising, the Group will redeem its outstanding US$98.3 million guaranteed subordinated convertible debt bonds. The redemption will be completed in early September, 2002.

On 7 August 2002 the Group announced that it had entered into an agreement for the sale of the Terminals Division in Australia and New Zealand to subsidiaries of Kaneb Pipe Line Operating Partnership LP for anticipated proceeds of approximately A$83 million. Completion of the sale is conditional on obtaining a number of third party consents.

During the year the Group announced its intention to divest its Vinegar business. Negotiations with potential purchasers are continuing.

The recent history of the Group's US businesses indicates an ongoing improvement in profitability and a return to generating taxable profits. In accordance with Australian Accounting Standards requirements, the Directors are of the opinion that virtual certainty exists in relation to the recoverability of a component of the unrecognised future income tax benefit. Consequently the result includes a gain arising on the recognition of a A$47.9 million deferred tax asset in relation to the US businesses.

Burns Philp's Business Segmentation

A review of the Group's four areas of operations (Yeast and Bakery Ingredients, Vinegar, Herbs and Spices and Bulk Storage) follows.

BURNS, PHILP & COMPANY LIMITED

RESULTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

The pie charts below illustrate the contributions made by the Group's businesses for the period ended 30 June 2002.


Sales 2001/2002 (A$1,392 million)


EBIT 2001/2002 [Excluding Corporate]
[Including Share of Net profits of Associates]
(A$ 207 million)


EBITDA 2001/2002 [Excluding Corporate]
[Including Share of Net Profits of Associates]
(A$ 278 million)


Consolidated Total Assets *
as at 30 June 2002 (A$ 1,455 million)
Yeast/Bakery 69%
Herbs & Spices 16%
Vinegar 6%
Technical & Corporate 5%
Terminals & Bulk Storage 4%

* Includes segment cash and equity accounted investments. Excludes unallocated cash, deferred tax assets and deferred borrowings costs

YEAST AND BAKERY INGREDIENTS GROUP

A$ million	2002	2001	% Change
Sales	**834.0**	857.7	(2.8%)
Trading EBITDA*	**222.3**	204.7	8.6%
Trading EBIT*	**168.3**	146.6	14.8%
Total Assets	**1,013.0**	1,292.3	(21.6%)

* to assist comparison these figures exclude the provision for Oakland closure - $A25.1 million

Bakers' yeast is a non-substitutable ingredient used in the production of bread, a food staple consumed by millions of people around the world every day. Yeast is produced in fresh and dry forms. Fresh yeast is available as a liquid ("cream") or a solid ("compressed, crumbled, or block"). Fresh yeast is more consistent and as such is the preferred product, particularly by the large, automated bakeries. However, fresh yeast has a limited life and its distribution is dependent upon adequate infrastructure (i.e. roads, refrigeration). Where infrastructure is limited, dry yeast is preferred. Burns Philp is primarily a producer of fresh yeast. The Group has two global yeast competitors and also competes with a number of regional and local producers.

In addition, the Group produces and distributes related products including yeast extracts, bakery ingredients (including the fats and oils businesses in South America) and vinegar. The Group operates 31 yeast, 2 yeast extract and 5 bakery ingredient plants in 20 countries. Its distribution networks supply products into a large number of additional markets.

BURNS, PHILP & COMPANY LIMITED

RESULTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

Sales decreased marginally due largely to the appreciation of the Australian dollar versus the Argentine peso. Earnings increased due to margin improvements, cost reductions initiatives and capital projects.

The decrease in total assets was also due to the depreciation of the Argentine peso.

The pie charts below illustrate the contributions made by the different regions to the 2002 result. They are followed by brief analysis of the performance for each segment.


Yeast Bakery Sales 2001/2002
(A $834 million)
Asia Pacific
17%
North America
Europe
South America


Yeast Bakery EBIT 2001/2002
[Including Share of Net Profits of Associates]
(A $143 million)
North America
Europe
24%
South America
19%


Yeast Bakery EBITDA 2001/2002
[Including Share of Net Profits of Associates]
(A$ 197 million)


Yeast Bakery Consolidated Total Assets
as at 30 June 2002 (A$ 1,013 million)
Asia Pacific
North America
Europe
24%
South America
14%

BURNS, PHILP & COMPANY LIMITED

RESULTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

The Yeast and Bakery Ingredient group is segmented into four regions:

North America

Fleischmann's, the Group's North American yeast and bakery ingredients operation, experienced a successful year with trading EBIT improving by 20.8% over last year before the provision for the closure of the Oakland plant. A full year benefit of the La Salle expansion project was realised, prices firmed and other cost cutting measures took effect. Volume in the consumer segment declined, however the efficiency gain and cost reduction associated with the La Salle expansion project increased the profitability of this business. In March, the Group closed its relatively high cost yeast plant in Oakland, California. This initiative will make a positive contribution to profitability in the year ending 30 June 2003.

South America

The group operates in Argentina, Brazil, Uruguay and Chile. It manufactures and distributes yeast, bakery ingredients, fats and oils. Sales revenue in this region was down 25% on last year due to the devaluation of the region's currencies and in particular the Argentine peso. The successful implementation of the Group's rationalisation projects have gone a long way towards offsetting the adverse economic conditions in the region.

Europe and Yeast Extracts

The overall results from the group's operations across Europe were consistent with last year. The expansion of the Portuguese plant, which included the construction of a new yeast dryer, was completed. The plant is producing first class product that is being consumed domestically and exported to the US and into many other markets around the world including North Africa. The plant is now running at full capacity to meet demand. Trading conditions were again difficult in Turkey due to the depressed economic conditions and aggressive behavior of key local manufacturers. The group's yeast extracts businesses increased profits due to the capital investments and increased productivity measures that were implemented over the last two years.

Asia Pacific

Profit increased in most markets in this region and the group again improved its market positions. Further capacity was added to our plants in Vietnam, China, Indonesia and India. A new plant was acquired in Chiplun, India and a small plant is under construction in Pakistan.

VINEGAR

A$ million	2002	2001	% Change
Sales	**84.8**	89.6	(5.4%)
Trading EBITDA	**14.9**	14.2	4.9%
Trading EBIT	**10.9**	9.5	14.7%
Total Assets	**83.9**	82.4	1.8%

Fleischmann's Vinegar is the leading supplier of industrial vinegar in North America. Sales in this category were lower than last year primarily due to the Group's exit from the unprofitable consumer segment. Profit for the year was improved again due to the exit from the consumer segment and margin improvements.

On 18 April 2002 the Group announced its intention to sell this business. As at 14 August 2002 negotiations are underway with a number of interested parties.

BURNS, PHILP & COMPANY LIMITED

RESULTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

HERBS AND SPICES BUSINESS

A$ million	2002	2001	% Change
Sales	439.5	438.9	0.1%
Trading EBITDA*	62.2	41.3	50.6%
Trading EBIT*	54.7	33.3	64.2%
Total Assets	229.3	253.3	(9.5%)

* to assist comparison these figures exclude the provision for Kmart

Tone Brothers, Inc., the Group's North American herb and spice operation, recorded a significant increase in profitability despite a provision for the write-down of amounts due from Kmart. This increase was achieved as a result of margin improvements and efficiency gains in the operation.

TERMINALS AND BULK STORAGE

A$ million	2002	2001	% Change
Sales	29.9	30.7	(2.6%)
Trading EBITDA	14.1	16.4	(14.0%)
Trading EBIT	7.9	11.2	(29.5%)
Total Assets	54.3	49.5	9.7%

Sales at the Terminals business were stable. Significant costs were recorded to reflect expected remediation costs relating to the pending closure of part of the Coode Island site.

On 18 April 2002 the Group announced its intention to sell this business. On August 7, 2002 the Group announced that it had entered into an agreement to sell this business to subsidiaries of the Kaneb Pipe Line Partnership LP. Completion of the sale is conditional on obtaining a number of third party consents. It is anticipated that these consents will be obtained and the sale completed prior to the end of August 2002.

SUMMARY

Since 30 June 2001 the Group has:

- achieved a satisfactory earnings result, increasing continuing EBITDA from $261.9 million to $294.5 million
- realised the full year benefits of many of the projects undertaken during the past two years
- restructured the terms, conditions and maturity of the Group's debt , including the raising of US$ 400 million Senior Subordinated Notes, so that, after taking into account the redemption of the outstanding Euroconvertible Bonds, the earliest maturity is now 2006 with the balance maturing in 2012
- raised additional equity
- entered into an agreement to sell the non-core Terminals business, subject to certain conditions
- advanced the sale process on the non-core Vinegar business
- entered into negotiations to acquire Kraft's South American Fleischmann's yeast and bakery ingredients business

The Group's balance sheet and liquidity position is strong and its businesses have continued to perform satisfactorily.

Thomas J. Degnan

Thomas J. Degnan
Managing Director & Chief Executive Officer

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9333
TEL: INT'L +61 (2) 9227 9333
FAX: (02) 9223 0845

PRELIMINARY FINAL REPORT

BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359

FOR FINANCIAL YEAR ENDED 30 JUNE 2002

Release Date: 14 August 2002

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Appendix 4B

Preliminary final report

Name of entity

BURNS, PHILP & COMPANY LIMITED

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Financial year ended ('current period')
ABN 65 000 000 359		✓	30 June 2002

For announcement to the market

$A million

Revenues from ordinary activities *(item 1.1)*	down	3.0%	to	1,398.0
Profit from ordinary activities after tax (excluding income tax benefit of $47.9 million due to recognition of US tax losses and timing differences) attributable to members	up	11.1%	to	98.3
Profit from ordinary activities after tax (including income tax benefit of $47.9 million due to recognition of US tax losses and timing differences) attributable to members (*item 1.18*)	up	65.2%	to	146.2
Net profit for the period attributable to members *(item 1.11)*	up	65.2%	to	146.2

	Amount per security	Franked amount per security
Dividends – Ordinary Shares		
Final dividend (*item 12.1)*	Nil ¢	Nil ¢
Previous corresponding period *(item 12.1)*	Nil ¢	Nil ¢
Dividends – Converting Preference Shares		
Interim dividends (*items 12.4 & 12.5)*		
2 October 2001	0.31438¢	0.31438¢
31 December 2001	0.55480¢	0.55480¢
2 April 2002	0.56710¢	0.07474¢
1 July 2002	0.55480¢	0.00000¢
Total	1.99108¢	0.94392¢
Previous corresponding period *(item 12.8)*	Nil ¢	Nil ¢

Consolidated statement of financial performance

		Current period $A million	Previous corresponding period $A million
1.1	Revenues from ordinary activities *(see items 1.19 &1.21)*	1,398.0	1,440.5
1.2	Expenses from ordinary activities *(see item 1.22)*	(1,221.3)	(1,267.5)
1.3	Net interest expense:		
	- Borrowing costs	(72.9)	(95.8)
	- Interest revenue *(see item 1.20)*	7.0	13.0
1.4	Share of net profits of associates *(see item 13.7)*	10.1	12.4
1.5	**Profit from ordinary activities before tax**	**120.9**	**102.6**
1.6	Income tax on ordinary activities:		
	- Income tax (expense) before individually significant income tax item *(see item 18.1)*	(19.3)	(12.1)
	- Individually significant income tax benefit *(see items 18.1 & 21.3)*	47.9	-
1.7	**Profit from ordinary activities after tax**	**149.5**	**90.5**
1.8	Profit from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit**	**149.5**	**90.5**
1.10	Net profit attributable to outside equity interests	(3.3)	(2.0)
1.11	**Net profit for the period attributable to members**	**146.2**	**88.5**
	Non-owner transaction changes in equity		
1.12	Net exchange differences recognised in equity*	(177.0)	21.0
1.13	**Total changes in equity not resulting from transactions with owners as owners**	**(30.8)**	**109.5**

* Current period movement relates mainly to the devaluation of the Argentine peso *(see item 21.2)*

Earnings per security (EPS)

		Current period	Previous corresponding period
1.14	Basic EPS *(see item 9)*	**17.3 cents**	**13.6 cents**
1.15	Diluted EPS *(see item 9)*	**6.3 cents**	**6.0 cents**

Notes to the consolidated statement of financial performance

Profit from ordinary activities attributable to members

		Current period $A million	Previous corresponding period $A million
1.16	Profit from ordinary activities after tax (*item 1.7*)	149.5	90.5
1.17	Less outside equity interests	(3.3)	(2.0)
1.18	**Profit from ordinary activities after tax attributable to members**	**146.2**	**88.5**

Revenue and expenses from ordinary activities

		Current period $A million	Previous corresponding period $A million
1.19	Revenue from sales or services	1,391.6	1,421.6
1.20	Interest revenue	7.0	13.0
1.21	Other relevant revenue	6.4	18.9
	Total revenue from ordinary activities	**1,405.0**	**1,453.5**

1.22	Details of relevant expenses:		
	- Cost of goods sold	(730.5)	(784.5)
	- Selling, marketing and distribution	(319.8)	(345.6)
	- General and administrative	(135.8)	(137.4)
	- Individually significant items:		
	Provision for Oakland closure costs	(25.1)	-
	Provision for amounts due from Kmart USA	(10.1)	-
	Total expenses from ordinary activities	**(1,221.3)**	**(1,267.5)**

1.23	Depreciation and amortisation excluding amortisation of intangibles and prepaid slotting allowances *(included in item 1.22 above)*	(60.6)	(64.9)
1.24	Amortisation of prepaid slotting allowances *(included in item 1.22 above)*	(32.5)	(24.2)

Notes to the consolidated statement of financial performance continued

Consolidated retained profits

		Current period $A million	Previous corresponding period $A million
1.25	(Accumulated losses) at the beginning of the financial period	(378.8)	(467.3)
1.26	Net profit attributable to members *(item 1.11)*	146.2	88.5
1.27	Dividends paid or payable - Converting Preference Shares	(15.9)	-
1.28	**(Accumulated losses) at end of financial period**	**(248.5)**	**(378.8)**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A million (a)	Related tax $A million (b)	Related outside equity interests $A million (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of goodwill	(2.5)	-	-	(2.5)
2.2	Amortisation of other intangibles	(9.4)	-	0.1	(9.3)
2.3	**Total amortisation of intangibles**	**(11.9)**	**-**	**0.1**	**(11.8)**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

		Current period $A million	Previous corresponding period $A million
3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.26 in the half yearly report)	67.8	58.1
3.2	Consolidated profit from ordinary activities after tax attributable to members for the *2nd* half year	78.4	30.4

Consolidated statement of financial position

		At end of current period $A million	As shown in last annual report $A million	As in last half yearly report $A million
	Current assets			
4.1	Cash	923.6	218.2	222.4
4.2	Receivables	160.4	229.9	207.4
4.3	Inventories	123.1	132.7	135.6
4.4	Prepaid slotting allowances	16.4	18.0	18.7
4.5	Other	11.5	14.9	22.1
4.6	**Total current assets**	**1,235.0**	**613.7**	**606.2**
	Non current assets			
4.7	Receivables	1.8	4.9	2.8
4.8	Investments (equity accounted)	58.6	66.9	64.9
4.9	Other investments	6.7	7.6	9.9
4.10	Property, plant and equipment (net)	577.2	704.1	669.8
4.11	Intangibles (net)	319.4	407.5	374.0
4.12	Tax assets *(see item 21.3)*	66.2	5.5	4.6
4.13	Deferred borrowing costs	34.7	1.2	19.9
4.14	Prepaid slotting allowances	32.9	36.6	37.9
4.15	Other	32.0	12.8	13.1
4.16	**Total non current assets**	**1,129.5**	**1,247.1**	**1,196.9**
4.17	**Total assets**	**2,364.5**	**1,860.8**	**1,803.1**
	Current liabilities			
4.18	Payables	142.5	174.7	181.0
4.19	Interest bearing liabilities:			
	- Senior indebtedness	17.8	19.7	19.6
	- Other indebtedness	13.2	2.2	4.3
	- Convertible debt bonds*(see item 17.7)*	174.8	-	-
	- 7.5% Notes	-	260.9	-
4.20	Tax liabilities	9.9	8.8	9.1
4.21	Provisions (excluding tax liabilities)	38.5	44.3	29.8
4.22	**Total current liabilities**	**396.7**	**510.6**	**243.8**
	Non current liabilities			
4.23	Payables	3.5	-	-
4.24	Interest bearing liabilities:			
	- Senior indebtedness	738.7	816.7	815.1
	- Other indebtedness	-	9.5	8.4
	- Convertible debt bonds*(see item 17.7)*	-	197.4	196.3
	- 7.5% Notes	-	5.3	-
	- 9.75% Senior Subordinated Notes *(see item 20.1)*	711.0	-	-
4.25	Tax liabilities	12.0	20.2	18.7
4.26	Provisions (excluding tax liabilities)	23.1	23.2	23.0
4.27	**Total non current liabilities**	**1,488.3**	**1,072.3**	**1,061.5**
4.28	**Total liabilities**	**1,885.0**	**1,582.9**	**1,305.3**
4.29	**Net assets**	**479.5**	**277.9**	**497.8**

Consolidated statement of financial position continued

		At end of current period $A million	As shown in last annual report $A million	As in last half yearly report $A million
	Equity			
4.30	Contributed equity	868.3	613.7	864.6
4.31	Reserves	(159.2)	17.8	(71.1)
4.32	(Accumulated losses)	(248.5)	(378.8)	(317.9)
4.33	Equity attributable to members of Burns, Philp & Company Limited	460.6	252.7	475.6
4.34	Outside equity interests in controlled entities	18.9	25.2	22.2
4.35	**Total equity** *(item 4.37)*	**479.5**	**277.9**	**497.8**

4.36	Preference capital included as part of 4.33 *(see item 17.6)*	**233.9**	**N/A**	**233.9**

4.37	**Total equity reconciliation**			
	Total equity at beginning of period	277.9	129.6	277.9
	Total changes in equity from non-owner related transactions attributable to members *(item 1.13)*	(30.8)	109.5	(21.1)
	Transactions with Burns, Philp & Company Limited members as owners:			
	- Contributions of equity	254.6	32.2	250.9
	- Dividends paid or payable	(15.9)	-	(6.9)
	Total changes in outside equity interests	(6.3)	6.6	(3.0)
	Total equity at end of period	**479.5**	**277.9**	**497.8**

Consolidated statement of cash flows

		Current period $A million	Previous corresponding period $A million
	Cash flows related to operating activities		
5.1	Receipts from customers	1,404.2	1,409.6
5.2	Payments to suppliers and employees	(1,101.1)	(1,167.2)
5.3	Prepaid slotting allowances paid	(32.0)	(40.5)
		271.1	**201.9**
5.4	Dividends received from associates	15.3	8.6
5.5	Interest and other items of similar nature received	6.8	12.9
5.6	Interest and other costs of finance paid	(63.5)	(95.1)
5.7	Income taxes paid	(16.6)	(9.9)
5.8	**Net operating cash flows**	**213.1**	**118.4**
	Cash flows related to investing activities		
5.9	Payment for purchases of property, plant and equipment	(82.3)	(88.8)
5.10	Payment for purchases of other investments	(3.0)	-
5.11	Payment for businesses	(22.5)	(11.9)
5.12	Proceeds from sale of property, plant and equipment	2.3	2.3
5.13	Proceeds from sale of businesses	0.7	8.9
5.14	Other	(1.0)	(0.3)
5.15	**Net investing cash flows**	**(105.8)**	**(89.8)**
	Cash flows related to financing activities		
5.16	Issue of ordinary shares	20.2	32.2
5.17	Issue of Converting Preference Shares	104.0	-
5.18	Repayment of 7.5% Notes	(135.8)	-
5.19	Repayment of borrowings – Override Agreement *(see item 19.1)*	(835.0)	(49.1)
5.20	Drawdown of borrowings – New Credit Facility *(see item 19.1)*	822.8	-
5.21	Repayment of borrowings – New Credit Facility	(9.7)	-
5.22	Repayment of other borrowings	(3.4)	-
5.23	Issue of 9.75% Senior Subordinated Notes *(see item 20.1)*	697.5	-
5.24	Buy-back of convertible debt bonds	(2.6)	-
5.25	Refinancing costs paid	(20.3)	-
5.26	Debt issue costs paid	(18.3)	-
5.27	Dividends paid to Converting Preference Shareholders	(11.5)	-
5.28	Dividends paid to outside equity interests	(1.1)	(1.4)
5.29	Other	0.6	0.8
5.30	**Net financing cash flows**	**607.4**	**(17.5)**
5.31	**Net increase in cash held**	**714.7**	**11.1**
5.32	Cash at beginning of period	216.0	187.5
5.33	Exchange rate adjustments on cash (including cash at beginning of the period and cash transactions during the period)	(8.0)	17.4
5.34	**Cash at end of period** *(see Reconciliation of cash, item 6.4)*	**922.7**	**216.0**

Non-cash financing and investing activities

During the current period $260.9 million of 7.5% Notes were bought back pursuant to a Notes Buy-Back Offer *(see item 17.7 for further details).*

Total consideration for the Notes Buy-Back comprised cash of $130.45 million and a $130.45 million allotment of Converting Preference Shares. In addition, $5.3 million of the 7.5% Notes were redeemed for cash during the period.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A million	Previous corresponding period $A million
6.1 Cash on hand and at bank	76.0	30.4
6.2 Deposits at call	847.6	187.8
6.3 Bank overdraft	(0.9)	(2.2)
6.4 Total cash at end of period *(item 5.34)*	**922.7**	**216.0**

Other notes to the consolidated financial statements

Ratios

	Current period	Previous corresponding period
7.1 **Profit before tax / revenue** Consolidated profit from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	8.6%	7.1%
7.2 **Profit after tax / equity interests** Consolidated net profit from ordinary activities after tax attributable to members (*item 1.18*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	31.7%	35.0%

NTA backing

	Current period	Previous corresponding period
8.1 Net tangible asset backing per ordinary share	($0.12)	($0.22)
8.2 Net asset backing per ordinary share	$0.28	$0.36

Earnings per security (EPS)

9. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows:

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) 2003 Options outstanding *(see item 17.7)*

(b) Converting Preference Shares (CP Shares) *(see item 17.6)*

Earnings reconciliation	Current period $A million	Previous corresponding period $A million
Net profit	149.5	90.5
Net profit attributable to outside equity interests	(3.3)	(2.0)
	146.2	88.5
Less: CP Shares dividends	(15.9)	-
Basic earnings	**130.3**	**88.5**
Add: CP Shares dividends	15.9	-
Diluted earnings	**146.2**	**88.5**

Weighted average number of shares used as the denominator	Current period (million)	Previous corresponding period (million)
Number for basic earnings per share	751.2	648.6
Adjust for:		
Effect of 2003 Options	850.7	826.0
Effect of CP Shares	701.4	-
Number for diluted earnings per share	**2,303.3**	**1,474.6**

During the current period 101.1 million (2001 – 161.1 million) 2003 Options were converted to ordinary shares. The diluted EPS calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 33.9 million (2001 – 35.6 million).

From 1 July 2002 to 9 August 2002, 32,823 2003 Options and 858 CP Shares were converted to ordinary shares. These shares have not been included in the calculation of basic EPS as at 30 June 2002.

The potential ordinary shares in Conversion Bonds (35.5 million; 2001 – 33.9 million), incentive plan options (0.1 million; 2001 – 0.8 million), and Estate Mortgage Notes (Nil; 2001 – 12.0 million) have not been included in the calculation of diluted EPS as they are not dilutive. Full details of these securities are set out in item 17.

Control gained over entities having material effect

10. Control was not gained over any entity during the current period having a material effect on profit.

Loss of control of entities having material effect

11. There was no loss of control of any entity during the current period having a material effect on profit.

Dividends

Ordinary Shares

12.1 No final dividend is to be paid on the ordinary shares (previous corresponding period Nil)

12.2 Interim dividend per ordinary share: Current period Nil; Previous corresponding period Nil

Converting Preference Shares (CP Shares)

12.3 CP Shares, issued 13 August 2001, are entitled to receive a preferential cumulative dividend of 7.5% per annum, payable quarterly *(see item 17.6)*

12.4 Interim dividends paid on the CP Shares in the current period were as follows:

2 October 2001:	0.31438 cents per CP Share	(fully franked at 30% tax)
31 December 2001:	0.55480 cents per CP Share	(fully franked at 30% tax)
2 April 2002:	0.56710 cents per CP Share	(franked at 13.18% tax)

12.5 A further interim dividend was paid on the CP Shares on 1 July 2002:

0.55480 cents per CP Share (unfranked)

12.6 **Final dividends on all securities**	Current period $A million	Previous corresponding period $A million
12.7 Ordinary shares	-	-
12.8 CP Shares	-	-
12.9 Total	-	-

12.10 No dividend or distribution plans are currently in operation.

12.11 Dividend payment dates with respect to the CP Shares for the period to 30 June 2003 will be 30 September 2002, 31 December 2002, 31 March 2003 and 30 June 2003.

Details of aggregate share of profits of associates

Group's share of associates'		Current period $A million	Previous corresponding period $A million
13.1	Profit from ordinary activities before tax	14.2	16.7
13.2	Income tax on ordinary activities	(4.1)	(4.3)
13.3	**Profit from ordinary activities after tax**	**10.1**	**12.4**
13.4	Extraordinary items net of tax	-	-
13.5	**Net profit**	**10.1**	**12.4**
13.6	Adjustments	-	-
13.7	**Share of net profit of associates**	**10.1**	**12.4**

Material interests in entities which are not controlled entities

14.1 No individual interest in an entity which is not a controlled entity is material in amount.

Segment reporting

15.1 The Group operates in four main business segments, with additional insignificant activity segmented in Other and Corporate. These business segments were identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. Management selected these segments for internal reporting purposes and has organised its enterprise around these products and services and geographic areas.

Business segment	Geographic segment	Products and services
Yeast/Bakery	North America South America Europe Asia Pacific	Bakers yeast and bakers ingredients - industrial and consumer yeast, yeast extracts and bakery ingredients
Herbs and Spices	North America Asia Pacific	Sourcing, grinding, blending, packaging and distribution of herbs and spices
Vinegar	North America	Industrial vinegar
Terminals	Asia Pacific	Bulk liquid storage
Other	Asia Pacific	Various
Corporate/ T&D	North America Europe Asia Pacific	Administration and technology and development

Segment reporting continued

15.2 Primary reporting by business segments

Current period ($A million)

	Yeast/Bakery					Herbs & Spices	Vinegar	Terminals	Other	Corporate/ T&D	Consolidated Total
	North America	South America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue*	360.8	167.4	163.5	142.3	834.0	439.5	84.8	29.9	3.4	-	1,391.6
Interest income											7.0
Other unallocated revenue											6.4
Total revenue											1,405.0
Result											
Segment result	58.4	25.1	29.4	20.2	133.1	44.6	10.9	7.9	0.1	(19.9)	176.7
Share of net profits of associates	-	2.0	4.4	3.7	10.1	-	-	-	-	-	10.1
EBIT	58.4	27.1	33.8	23.9	143.2	44.6	10.9	7.9	0.1	(19.9)	186.8
Net interest expense											(65.9)
Profit from ordinary activities before income tax											120.9
Income tax benefit											28.6
Net profit											149.5
The following expense items were included in segment result above:											
Depreciation and amortisation (excluding prepaid slotting allowances)	(22.1)	(12.1)	(11.4)	(8.4)	(54.0)	(7.5)	(4.0)	(6.2)	(0.2)	(0.6)	(72.5)
Amortisation of prepaid slotting allowances	-	-	-	-	-	(32.5)	-	-	-	-	(32.5)
Individually significant items											
- Provision for Oakland closure costs	(25.1)	-	-	-	(25.1)	-	-	-	-	-	(25.1)
- Provision for amounts due by Kmart USA	-	-	-	-	-	(10.1)	-	-	-	-	(10.1)
Assets											
Segment assets	389.8	135.3	222.4	206.9	954.4	229.3	83.9	54.3	2.8	71.5	1,396.2
Equity accounted investments	-	10.9	25.3	22.4	58.6	-	-	-	-	-	58.6
Unallocated assets											909.7
Consolidated total assets	389.8	146.2	247.7	229.3	1,013.0	229.3	83.9	54.3	2.8	71.5	2,364.5
Liabilities											
Segment liabilities	50.5	16.8	44.7	25.5	137.5	32.9	7.3	7.8	0.5	18.1	204.1
Unallocated liabilities											1,680.9
Consolidated total liabilities	50.5	16.8	44.7	25.5	137.5	32.9	7.3	7.8	0.5	18.1	1,885.0
Acquisitions of non-current assets during period	8.4	24.7	11.1	18.0	62.2	11.1	6.3	5.5	0.1	0.1	85.3

* There were no significant inter-segment sales

Segment reporting continued

15.2 Primary reporting by business segments continued

Previous corresponding period ($A million)

	Yeast/Bakery					Herbs & Spices	Vinegar	Terminals	Other	Corporate/ T&D	Consolidated Total
	North America	South America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue*	353.4	223.8	144.7	135.8	857.7	438.9	89.6	30.7	4.7	-	1,421.6
Interest income											13.0
Other unallocated revenue											18.9
Total revenue											1,453.5
Result											
Segment result	69.1	19.5	26.9	18.7	134.2	33.3	9.5	11.2	0.3	(15.5)	173.0
Share of net profits of associates	-	2.0	5.7	4.7	12.4	-	-	-	-	-	12.4
EBIT	69.1	21.5	32.6	23.4	146.6	33.3	9.5	11.2	0.3	(15.5)	185.4
Net interest expense											(82.8)
Profit from ordinary activities before income tax											102.6
Income tax (expense)											(12.1)
Net profit											90.5
The following expense items were included in segment result above:											
Depreciation and amortisation (excluding prepaid slotting allowances)	(24.0)	(15.4)	(10.3)	(8.4)	(58.1)	(8.0)	(4.7)	(5.2)	(0.1)	(0.4)	(76.5)
Amortisation of prepaid slotting allowances	-	-	-	-	-	(24.2)	-	-	-	-	(24.2)
Assets											
Segment assets	465.4	347.2	205.2	207.6	1,225.4	253.3	82.4	49.5	4.0	20.9	1,635.5
Equity accounted investments	-	13.4	29.0	24.5	66.9	-	-	-	-	-	66.9
Unallocated assets											158.4
Consolidated total assets	465.4	360.6	234.2	232.1	1,292.3	253.3	82.4	49.5	4.0	20.9	1,860.8
Liabilities											
Segment liabilities	47.0	44.5	37.8	25.3	154.6	45.5	8.3	5.6	1.2	32.1	247.3
Unallocated liabilities											1,335.6
Consolidated total liabilities	47.0	44.5	37.8	25.3	154.6	45.5	8.3	5.6	1.2	1,367.7	1,582.9
Acquisitions of non-current assets during period	29.5	20.2	14.4	14.1	78.2	3.5	3.5	3.3	0.3	-	88.8

* There were no significant inter-segment sales

Segment reporting continued

15.3 Secondary reporting by geographical segments

Current period — A$ million

	North America	South America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue*	885.1	167.4	163.5	175.6	1,391.6
Interest income					7.0
Other unallocated revenue					6.4
Total revenue					1,405.0
Result					
Segment result	108.6	25.1	29.9	13.1	176.7
Share of net profits of associates	-	2.0	4.4	3.7	10.1
EBIT	108.6	27.1	34.3	16.8	186.8
Assets					
Segment assets	722.6	135.3	229.9	308.4	1,396.2
Equity accounted investments	-	10.9	25.3	22.4	58.6
Unallocated assets					909.7
Consolidated total assets	722.6	146.2	255.2	330.8	2,364.5
Acquisitions of non-current assets during period	25.8	24.7	11.1	23.7	85.3

Previous corresponding period — A$ million

	North America	South America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue*	881.9	223.8	144.7	171.2	1,421.6
Interest income					13.0
Other unallocated revenue					18.9
Total revenue					1,453.5
Result					
Segment result	103.0	19.4	27.9	22.7	173.0
Share of net profits of associates	-	2.1	5.7	4.6	12.4
EBIT	103.0	21.5	33.6	27.3	185.4
Assets					
Segment assets	805.1	347.2	211.8	271.4	1,635.5
Equity accounted investments	-	13.4	29.0	24.5	66.9
Unallocated assets					158.4
Consolidated total assets	805.1	360.6	240.8	295.9	1,860.8
Acquisitions of non-current assets during period	36.5	20.2	14.4	17.7	88.8

Segment reporting continued

15.4 Additional geographical segment information by country

Current period — A$ million

	United States	Argentina	Australia	Other Countries	Consolidated Total
Revenue					
External segment revenue*	827.5	123.2	50.3	390.6	1,391.6
Interest income					7.0
Other unallocated revenue					6.4
Total revenue					1,405.0
Long-lived assets					
Property, plant & equipment	201.8	28.9	57.3	289.2	577.2
Intangibles (net)	180.7	15.4	9.4	113.9	319.4
Total long-lived assets	382.5	44.3	66.7	403.1	896.6

Previous corresponding period — A$ million

	United States	Argentina	Australia	Other Countries	Consolidated Total
Revenue					
External segment revenue*	811.5	170.7	51.6	387.8	1,421.6
Interest income					13.0
Other unallocated revenue					18.9
Total revenue					1,453.5
Long-lived assets					
Property, plant & equipment	245.6	99.2	62.1	297.2	704.1
Intangibles (net)	206.3	67.9	9.7	123.6	407.5
Total long-lived assets	451.9	167.1	71.8	420.8	1,111.6

* There were no significant inter-segment sales

Discontinuing operations

16.1 Terminals and Vinegar business segments

On 18 April 2002, the Board announced its plan to sell the Australasian Terminals Division and North American Industrial Vinegar Division.

These Divisions are separately reported as business segments in item 15. Additional financial information in respect of these business segments is set out below:

	Terminals		Vinegar	
	Current period A$ million	Previous corresponding period A$ million	Current period A$ million	Previous corresponding period A$ million
Financial performance information for the year ended 30 June				
Revenue from ordinary activities	31.0	31.3	84.8	89.6
Expenses from ordinary activities	(23.1)	(20.1)	(73.9)	(80.1)
Segment result (EBIT)	7.9	11.2	10.9	9.5
Net interest income	0.1	-	0.1	0.1
Profit from ordinary activities before income tax	8.0	11.2	11.0	9.6
Income tax expense	(0.6)	(0.6)	-	-
Net profit	7.4	10.6	11.0	9.6
Financial position information as at 30 June				
Total assets	54.3	49.5	83.9	82.4
Total liabilities	9.4	6.5	7.3	8.3
Net assets	44.9	43.0	76.6	74.1
Cash flow information for the year ended 30 June				
Net cash provided by operating activities	11.8	17.6	14.6	13.2
Net cash (used in) investing activities	(5.4)	(3.3)	(6.3)	(3.5)
Net cash provided by financing activities	-	-	-	-
Net increase in cash held	6.4	14.3	8.3	9.7

On 7 August 2002, subsequent to year end, the Company announced that it had entered into an agreement to sell the Terminals Division to subsidiaries of Kaneb Pipe Line Operating Partnership LP for anticipated sale proceeds of A$83 million. Completion of the sale is conditional on obtaining a number of third party consents, including New Zealand Overseas Investment Commission approval and certain lessors' approvals. It is anticipated that these consents will be obtained and the sale completed prior to the end of August. The financial effect of entering into this conditional sale has not been brought to account in the financial statements for the year ended 30 June 2002.

Negotiations with potential purchasers of the North American Industrial Vinegar Division are continuing.

Issued and quoted securities at end of current period

Category of securities		Total number	Number quoted	Issue price per security (cents)	Amount paid-up per security (cents)
17.1	**Preference securities**				
	Converting Preference Shares - convertible in the ratio of 1:1	797,395,767	797,395,767	N/A	N/A
17.2	Changes during current period				
	(a) Issued	799,022,733	799,022,733	N/A	N/A
	(b) Conversion to ordinary shares *(see item 17.6)*	(1,626,966)	(1,626,966)	N/A	N/A
17.3	**Ordinary securities**				
	Ordinary shares	802,685,992	802,685,992	N/A	N/A
17.4	Changes during current period				
	(a) Issued *(see item 17.5)*	102,763,871	102,763,871	N/A	N/A

17.5 **Ordinary shares**

	Number of shares	$A million
Ordinary shares at 30 June 2001	699,922,121	613.7
Exercise of 2003 Options	101,136,905	20.2
Conversion of CP Shares	1,626,966	0.5
Ordinary shares at 30 June 2002	802,685,992	634.4

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members' meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

17.6 **Converting Preference Shares (CP Shares)**

	Number of shares	$A million
Issued CP Shares at 30 June 2001	-	-
CP Shares issued during current period	799,022,733	239.7
CP Share issue costs	-	(5.3)
CP Shares converted into ordinary shares during current period	(1,626,966)	(0.5)
Issued CP Shares at 30 June 2002	797,395,767	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of 13 August 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Issued and quoted securities at end of current period continued

Holders of CP Shares have the right to attend but no right to vote at members' meetings. In the event of the winding up of the Company, CP shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Issued and quoted securities at end of current period continued

17.7 **Convertible debt securities**

Convertible notes (Estate Mortgage Notes)

	Number of notes	$A million
Issued notes at 30 June 2001	12,000,000	13.8
Notes repaid during current period	(12,000,000)	(13.8)
Issued notes at 30 June 2002	-	-

The Estate Mortgage Notes were issued by Burns, Philp & Company Limited on 15 September 1997. On 13 August 2001 the Group repaid $835.0 million of senior debt including all of the Estate Mortgage Notes.

Guaranteed subordinated convertible debt bonds

	Number of bonds	$A million
Issued bonds at 30 June 2001	20,000	197.4
Bonds bought back during current period and cancelled	(335)	(3.1)
Foreign currency fluctuation	-	(19.5)
Issued bonds at 30 June 2002	19,665	174.8

The 5.5% guaranteed subordinated convertible debt bonds (Debt Bonds) were issued by Burns Philp Treasury (Europe) BV, together with non-detachable subordinated conversion bonds (Conversion Bonds), issued by Burns, Philp & Company Limited on 24 March 1994.

The Debt Bonds were issued in denominations of US$5,000 each and are fully paid. The Conversion Bonds were issued in denominations of US$5,000 each, and were paid up to US$0.01 each upon issue.

The Conversion Bonds are convertible into ordinary shares of Burns, Philp & Company Limited up until 20 April 2004. The original conversion price of $A5.40 per share is adjusted for defined changes to the issued capital. The conversion price as at 30 June 2002 was $A3.90.

During the current period US$1.675 million of the outstanding Debt Bonds were bought back and cancelled.

As at 30 June 2002, the US$98.325 million of Debt and Conversion Bonds still outstanding, if converted, would result in the issue of 35,543,227 ordinary shares.

Subject to the Senior Funding Agreement, Burns Philp Treasury (Europe) BV has the right to redeem the Debt Bonds at par in multiples of US$1 million during the period 15 May 1997 to 30 April 2004. As at 30 June 2002 there have been no redemptions of the Debt Bonds.

On 1 August 2002, subsequent to year end, Burns Philp Treasury (Europe) BV gave notice to the trustee and holders of the Debt Bonds that it will redeem all of the outstanding Debt Bonds in accordance with their terms of issue on 9 September 2002. Upon redemption of the Debt Bonds, the Debt Bonds and the attached Conversion Bonds will be cancelled.

The Debt Bonds and the attached Conversion Bonds are listed on the London Stock Exchange Limited.

Issued and quoted securities at end of current period continued

Burns Philp Food North America Inc 7.5% Notes due 2003 guaranteed by Burns, Philp & Company Limited (7.5% Notes) issued together with separately transferable options (2003 Options) to subscribe for ordinary shares of Burns, Philp & Company Limited.

	Number of Notes	$A million
Issued 7.5% Notes at 30 June 2001	1,330,986,524	266.2
7.5% Notes redeemed during current period by noteholders	(33,705)	-
7.5% Notes bought back during current period	(1,304,314,723)	(260.9)
7.5% Notes redeemed during current period by the Notes Issuer	(26,638,096)	(5.3)
Issued 7.5% Notes at 30 June 2002	-	-

	Number of Options
Total number of 2003 Options Issued	1,500,000,000
Exercised as at 30 June 2001	(169,321,371)
Exercised during the current period	(101,136,905)
Issued 2003 Options as at 30 June 2002	1,229,541,724

The terms of the 7.5% Notes and 2003 Options were set out in a Notes Trust Deed dated 11 August 1998. At an Extraordinary General Meeting of Noteholders held on 1 May 2000, Noteholders approved an amendment to the 7.5% Notes Trust Deed to permit redemption of all or some of the 7.5% Notes by Burns Philp Food North America Inc. (the Notes Issuer) prior to their Maturity Date of 15 August 2003.

A Notes Buy-Back Offer of one Converting Preference Share and $A0.30 for every three 7.5% Notes held was made by the Notes Issuer resulting in 1,304,314,723 7.5% Notes being bought back on 13 August 2001. The remaining 26,638,096 7.5% Notes were redeemed by the Notes Issuer on 2 October 2001.

The main terms of the 2003 Options are as follows:

1. Issuer: Burns, Philp & Company Limited.

2. Exercise Price: $A0.20

3. Exercise Dates: The holder may elect to exercise the 2003 Options in whole or in part (in multiples of 100) at any time up until 5.00 pm on 14 August 2003.

4. Tradeability: The 2003 Options are quoted on the ASX under code BPCO.

5. Ranking of shares issued on exercise of Options: Ordinary shares issued on exercise of 2003 Options will rank in all respects pari passu with the Company's issued ordinary shares.

6. Rights of Optionholders to participate in any share issue or interest issue of the Company: A holder of 2003 Options is entitled to participate in new issues of securities (other than issues of Bonus Shares as defined in the Notes Trust Deed) of Burns, Philp & Company Limited to holders of ordinary shares without exercising the 2003 Options.

Issued and quoted securities at end of current period continued

		Total number	Number quoted	Exercise price - $	Expiry date
17.8	**Options** *Incentive plan* – available to executives worldwide. The exercise price of the option is based on the market price of the Company's shares at the time of issue of the option. Options are convertible on exercise in the ratio of 1:1. Incentive plan share options on issue at 30 June 2002 were:	69,950	Nil	1.02	1 October 2002
	2003 Options– convertible on exercise of option in the ratio of 1:1 *(see item 17.7 for more detail)*	1,229,541,724	1,229,541,724	0.20	14 August 2003
17.9	Issued during current period - Incentive plan options - 2003 Options	Nil Nil	Nil Nil	N/A N/A	N/A N/A
17.10	Exercised during current period - Incentive plan options - 2003 Options	Nil 101,136,905	Nil 101,136,905	N/A 0.20	N/A 14 August 2003
17.11	Expired/forfeited during current period - Incentive plan options	248,300 45,100 379,020 13,800	Nil Nil Nil Nil	2.25 1.95 2.00 1.02	8 July 2001 8 November 2001 3 March 2002 1 October 2002
	Total	686,220	Nil		
	- 2003 Options	Nil	Nil		
17.12	**Debentures** . Debentures of A$1,000 each issued pursuant to Debenture Trust Deed dated 28 July 1998.	5	Nil		
17.13	Changes during current period (a) Increases through issues	3	Nil		
	(b) Decreases through securities matured, converted	4	Nil		
17.14	**Unsecured notes**	N/A	N/A		

Prima facie tax reconciliation

		Current period $A million	Previous corresponding period $A million
18.1	Profit from ordinary activities before tax *(item 1.5)*	120.9	102.6
	Prima facie tax (expense) at 30% (2001 - 34%)	(36.2)	(34.9)
	(Increase)/decrease in income tax expense due to:		
	Differences in overseas tax rates	(5.9)	(1.2)
	Utilisation of tax losses and timing differences not previously recognised	19.9	15.8
	Share of net profits of associates	3.0	4.2
	Other differences	(0.1)	4.0
	Income tax (expense) on ordinary activities before individually significant income tax item	(19.3)	(12.1)
	Individually significant income tax item:		
	Recoupment of United States tax losses and timing differences not previously recognised *(see item 21.3)*	47.9	-
	Income tax benefit/(expense) on ordinary activities	**28.6**	**(12.1)**

New Credit Facility

19.1 On 2 August 2001, the Group entered into an agreement to borrow up to the equivalent of US$450 million from a syndicate of banks (New Credit Facility), comprising a term loan facility of US$425 million and a revolving loan facility of US$25 million which was subsequently reduced to US$10 million on 10 December 2001. The New Credit Facility has a term of 5 years.

The Senior Funding Agreement dated 2 August 2001 governs the terms on which the banks will lend funds to the Group. Amounts owing under the Senior Funding Agreement are secured on a senior ranking basis, whereby major asset owning companies in the Group have granted security over their assets in favour of a Security Trustee.

On 8 August 2001, the Group drew down the equivalent of US$425 million under the New Credit Facility. These funds were used to repay debt that matured under the Group's existing senior debt funding agreement (the Override Agreement). In accordance with the New Credit Facility amortisation schedule, US$5 million had been repaid to 30 June 2002 and a further US$5 million was repaid on 2 August 2002.

Burns Philp Capital Pty Limited 9.75% Senior Subordinated Notes due 2012 Unconditionally Guaranteed on a Senior Subordinated Basis by Burns, Philp & Company Limited and Certain of its Subsidiaries

20.1 On 21 June 2002, a subsidiary of Burns, Philp & Company Limited, Burns Philp Capital Pty Limited, issued in a private offering, US$400 million of Senior Subordinated Notes that bear interest at 9.75% and mature on 15 July 2012. On 9 August 2002, Burns, Philp & Company Limited lodged with the Securities and Exchange Commission in the United States, a Form F-4 Registration Statement for registration of an exchange offer under which the Senior Subordinated Notes issued on 21 June 2002 will be exchanged for identical registered notes. It is anticipated that the Registration Statement will be declared effective in November 2002.

A number of the Company's subsidiaries have guaranteed the obligations of the issuer of the Senior Subordinated Notes (including with respect to the payment of principal and interest).

Comments by directors

Basis of financial report preparation

21.1 **Material factors affecting the revenues and expenses of the economic entity for the current period.**

Refer to the covering letter.

21.2 **Argentina**

The Group has a net investment in Argentina of approximately 167 million Argentine Pesos (ARP). On 20 December 2001, the Argentine Government established a currency exchange holiday. In early January 2002, the Government of Argentina announced that the official 1:1 peg of the ARP to the United States Dollar (USD) would be broken. A new official peg of 1USD = 1.4ARP was implemented for certain specified transactions. The government also indicated that there would be at least one unofficial floating rate for other transactions. On the first day of currency trading after 31 December 2001, the floating rate closed at 1USD = 1.65 ARP. At 30 June 2002 the floating rate was 1USD = 3.81 ARP.

In preparing the consolidated financial statements, the Group's net investment in Argentina was translated at the rate of 1USD = 3.81 ARP. The impact of the movement in exchange rates was a reduction of A$151.4 million in the A$ translated amount of the net investment. This difference has been recorded as a decrease in the Foreign Currency Translation Reserve, a component of the Group's equity.

It is possible that further movements in the ARP exchange rate will occur in the future.

21.3 **Income tax**

The Group has significant unrecognised future income tax benefits available in the United States. These unrecognised assets are available to shelter future taxable profits.

The recent history of the Group's US businesses indicates an ongoing improvement in profitability and a return to generating taxable profits. Furthermore, the US businesses are forecast to continue to remain profitable and generate future taxable profits.

Given the stabilised and forecast profitability, and the generation of taxable profits, the Directors are of the opinion that virtual certainty exists in relation to the recoverability of a component of the unrecognised future income tax benefit to the extent that the recognised asset represents two years of forecast future taxable profits. Additional tax losses have not been recognised as they do not meet the virtual certainty test at this point in time.

Consequently, the result for the year ended 30 June 2002 includes the gain arising on the recognition of a A$47.9 million deferred tax asset in relation to the US businesses.

21.4 **Subsequent events**

(a) On 1 August 2002, Burns Philp Treasury (Europe) BV gave notice to the trustee and holders of the guaranteed subordinated convertible debt bonds (Debt Bonds) that it will redeem all of the outstanding Debt Bonds in accordance with their terms of issue on 9 September 2002. Upon redemption of the Debt Bonds, the Debt Bonds and the attached Conversion Bonds will be cancelled *(see item 17.7 for further details)*.

Comments by directors continued

(b) On 7 August 2002, the Company announced that it had entered into an agreement to sell the Terminals Division to subsidiaries of Kaneb Pipe Line Operating Partnership LP for anticipated sale proceeds of A$83 million. Completion of the sale is conditional on obtaining a number of third party consents, including New Zealand Overseas Investment Commission approval and certain lessors' approvals. It is anticipated that these consents will be obtained and the sale completed prior to the end of August. The financial effect of entering into this conditional sale has not been brought to account in the financial statements for the year ended 30 June 2002 *(see item 16.1 for further details).*

21.5 **Franking credits available and prospects for paying fully or partly franked dividends for at least the next year**

The Company allotted approximately 799 million Converting Preference Shares during the current period. These shares are, where there are profits available for the payment of dividends, entitled to a preferential cumulative dividend of 7.5% per annum. It is unlikely that franking credits will be available.

It is not anticipated that dividends will be paid on the Company's ordinary shares in the next financial year.

21.6 The accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report except for the following changes in accounting policies:

(a) **Earnings per share**

The Group has applied AASB 1027 *Earnings Per Share* (issued June 2001) for the first time from 1 July 2001.

Basic and diluted earnings per share (EPS) for the comparative period ended 30 June 2001 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic earnings per share

Basic EPS earnings are now calculated as net profit or loss.

Diluted earnings per share

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

Comments by directors continued

(b) **Segment reporting**

The Group has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

Comparative information has been restated for the changes in definitions of segment revenues and results.

21.7 Revision in estimates of amounts reported in previous interim periods

Nil

21.8 Changes in contingent liabilities or assets

Nil

21.9 Annual general meeting

The annual general meeting will be held as follows:

Venue: Ballrooms 3 & 4
The Westin Sydney
No. 1 Martin Place
Sydney, NSW

Date: Monday 11 November 2002

Time: 2.00 pm

21.10 Annual report

The annual report is anticipated to be available early September, 2002.

Compliance statement

22.1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

22.2 This report, and the accounts upon which the report is based, use the same accounting policies.

22.3 This report does give a true and fair view of the matters disclosed.

22.4 This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	☐	The accounts have been subject to review.
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

22.5 The company has a formally constituted audit committee.

Thomas J. Degnan

.... Date: *14 August 2002* .

THOMAS J DEGNAN
MANAGING DIRECTOR